

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-mail
Thomas D. Ebling
President and Chief Executive Officer
Demandware, Inc.
5 Wall Street
Burlington, Massachusetts 01803

> **Re: Demandware, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 15, 2011**
> **File No. 333-175595**

Dear Mr. Ebling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure, including disclosure of the price range pursuant to Instruction 1(A) of Item 501(b)(3) of Regulation S-K, prior to any distribution of preliminary prospectuses.

2. Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

4. Please update the disclosure noted below to be as of the latest practicable date, instead of the latest financial statement date.

- The information presented in "Principal Stockholders." See Item 403 of Regulation S-K.

- The number of holders of your common stock, as disclosed in "Description of Capital Stock—Common Stock." See Item 201(b)(1) of Regulation S-K.

Inside Front Cover Page of Prospectus

5. Please move the paragraph regarding dealer prospectus delivery obligations to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

Demandware, Inc., page 1

6. Please balance the disclosure in this subsection by disclosing your net income (loss) for the periods for which you disclose your revenue in "—Overview" and by describing your most material risk factors in "—Risks That We Face." Please also disclose in this subsection the number of shares of your common stock, and the percentage of your common stock represented by such number, that will be beneficially owned by your directors and executive officers and their respective affiliates upon the completion of the offering contemplated by the registration statement.

The Demandware Solution, page 3

7. We note subheading "Ease of Deployment and Reduced Time to Market" in the third bullet point. We also note the disclosure in the risk factor on page 10 that four to six months are typically required to implement and launch an e-commerce site for a new customer and your acknowledgement of a "lengthy…implementation cycle." Please revise the subheading and the disclosure in the third bullet to address the "lengthy…implementation cycle" that you describe in the above referenced risk factor. Please also make a corresponding revision in "Business."

Risk Factors, page 8

Risks Related to This Offering and Ownership of Our Common Stock, page 23

Insiders will continue to have substantial control over us after this offering…, page 25

8. Please tell us whether your directors and executive officers and their respective affiliates will hold more than 50% of your voting power after the offering contemplated by the

registration statement. If they will, then please revise the risk factor to discuss the risks associated with your potential ability to rely on the controlled company exemption provided by Section 303A of the New York Stock Exchange's Listed Company Manual. Please discuss this risk regardless of whether your directors and executive officers and their respective affiliates intend to act as a group as of the date of the prospectus, as the disclosure should describe the risks associated with their potential election to act as a group and to avail you to the controlled company exemption.

Industry and Other Data, page 29

9. Please delete the statements noted below, as such statements improperly imply to readers that you are not responsible for the accuracy of the information that you have elected to include in the prospectus.

    - "they do not guarantee the accuracy or completeness of such information" in the first paragraph.

    - "we have not independently verified them" in the first paragraph.

    - "neither such research nor these definitions have been verified by any independent source" in the fourth paragraph.

10. Readers are entitled to rely on information that you have elected to include in the prospectus. Accordingly, please delete the third paragraph.

11. We note the statement in the fourth paragraph, first sentence that "[f]orecasts and projections are particularly likely to be inaccurate." Please revise such statement to remove the implication that information you have elected to include in the prospectus is inaccurate as of the date of the prospectus. If you were intending to state that forecasts and projections are subject to certain risks, then please clearly state such intention and include a cross-reference to a discussion of such risks in "Risk Factors."

Use of Proceeds, page 30

12. We note the disclosure in the risk factor on page 26 that you expect to use the net proceeds from the offering contemplated by the registration statement for repayment of existing debt. However, such use is not included in the second paragraph. Please reconcile. If applicable, please disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

13. Please clarify whether you have a current specific plan for the proceeds. If not, clearly so state and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Dividends, page 30

14. We note the disclosure in the risk factor on page 26 that your ability to pay cash dividends is currently limited by the terms of your credit facility. Please describe briefly such restrictions in this section or include a cross-reference in this section to the specific discussion of such restrictions elsewhere in the prospectus. See Item 201(c)(1) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

15. Please discuss any known trends, demands, commitments, events or uncertainties that are reasonably likely to have a material impact on your liquidity, capital resources or results of operations or that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. For example, we note your disclosure in "Risk Factors" on page 9 that the market for on-demand software solutions is still evolving, and as a result, you may be forced to reduce prices. Please discuss any known trends regarding price movements or other factors that you reasonably expect will have a material impact on your profits. See Item 303(a)(1)-(3) of Regulation S-K, Instruction 3 to Item 303(a) of Regulation S-K, Section III.B of Release No. 33-6835 (May 18, 1989), Section II.A.1 of Release No. 33-8056 (January 22, 2002) and Section III.B of Release No. 33-8350 (December 19, 2003).

Critical Accounting Policies, page 41

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 43

16. Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for stock option grants during fiscal 2010 and subsequent issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options. In addition, confirm if the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

17. We note that in order to determine the fair value of your common stock, you considered valuations of your common stock utilizing the market-based approach (comparable company) and the income approach (discounted cash flow). Please tell us how you weighted each approach used in your valuation (i.e., discounted cash flow and comparable company). Please tell us what factors you considered in determining these weighting and explain how you determined such weightings were appropriate. Please revise this section, as appropriate.

18. Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

19. Please continue to provide us with updates for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Liquidity and Capital Resources, page 59

20. Please discuss your external sources of liquidity, including your loan agreement. See Item 303(a)(1) of Regulation S-K.

21. We note that in some instances your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise to disclose the underlying reasons for material changes where you have not already done so in your operating cash flows from operating assets and liabilities to better explain the variability in your cash flows. See Section IV.B.1 of Release No. 33-8350 (December 19, 2003).

Business, page 64

22. Please include a cross-reference to note 2 to consolidated financial statements, which includes the disclosure required by Item 101(d) of Regulation S-K. See Item 101(d)(2) of Regulation S-K.

23. We note that a significant percentage of your revenues are generated from software-as-a-service e-commerce solutions. Please tell us if you considered providing the disclosures in Item 101(c)(1)(viii) of Regulation S-K related to your non-cancellable contracts (i.e. backlog).

Intellectual Property and Proprietary Rights, page 77

24. Please disclose the duration of your material intellectual property rights. See Item 101(c)(1)(iv) of Regulation S-K.

Legal Proceedings, page 78

25. We note your disclosure that you are subject to various legal proceedings and claims that have arisen or may arise in the ordinary course of business and that you believe that the final disposition of such matters will not have a material effect on your business, financial position or results of operations. Please confirm if you have any material pending legal proceedings. If so, revise to disclose them pursuant to Item 103 of Regulation S-K and ensure your commitments and contingencies footnote disclosure is compliant with ASC 450.

26. Additionally, it is unclear whether you omitted the consolidated statements of stockholders' deficit and other comprehensive (loss) income and cash flows for a particular reason. Please revise this language provide information in the context of that which is *material to your financial statements*, rather than any variation thereof.

Management, page 79

27. We note the disclosure in the risk factor on page 22 that you are highly dependent upon key technical and sales personnel. Please provide the disclosure required by required by Item 401 of Regulation S-K with respect to such persons. See Item 401(c) of Regulation S-K.

Composition of the Board of Directors, page 81

28. Please tell us whether any party to the voting and stock restriction agreement has the right to designate directors pursuant to such agreement. If such right exists, then please disclose such party and the directors designated by such party. See Item 401(a) of Regulation S-K.

Executive Compensation, page 85

Compensation Discussion and Analysis, page 85

29. We note that you have identified Mr. Pearce as a named executive officer for 2010. Please revise this subsection to include a discussion of the amounts paid to Mr. Pearce for 2010.

Defining Compensation, page 86

30. Your disclosure indicates that you have engaged in benchmarking of total or material elements of compensation. Please identify the benchmarks and the component companies in your revised prospectus. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 87

31. We note that the base salaries for Messrs. Ebling, Dussault and Barnett for 2010 are equal to the amounts set forth in their employment agreements. Please disclose how each of the factors cited in the third full paragraph on page 87 led to your board's conclusion to maintain each such named executive officer's base salary in 2010 at the level specified in his employment agreement. Please also clarify whether Mr. Whitcomb's base salary in 2010 increased from his base salary in 2009, and if it did, then please also disclose how such factors led to your board's conclusion to increase Mr. Whitcomb's salary. Additionally, please explain how the factors of "functional role," "position" and "seniority" are different from each other. See Item 402(b)(1)(v) of Regulation S-K.

32. Please disclose the relative weight that each of the three factors cited in the fourth full paragraph on page 87 contributed to your board's decision to increase the base salaries of Messrs. Dussault, Barnett and Whitcomb for 2011. Please also disclose the specific aspects of such individuals' overall performance and the specific metrics by which you measured your growth that contributed to your board's decision. See Item 402(b)(2)(ix) of Regulation S-K.

Incentive Compensation Plan, page 88

2010 Incentive Compensation Plan, page 88

33. Please disclose that the 2010 target bonus amounts for Messrs. Ebling, Dussault and Whitcomb are based on the amounts set forth in their employment agreements. Please disclose the factors that your board considered in establishing such amounts. See Item 402(b)(1)(v) of Regulation S-K.

34. We note that Mr. Barnett is entitled to receive $125,000 in annual incentive bonuses pursuant to his employment agreement. We also note that Mr. Barnett's 2010 target bonus amount and target commission, in the aggregate, equals $125,000. Please disclose your compensation committee's considerations for deciding that 20% of Mr. Barnett's annual incentive bonus would be achievable through the 2010 incentive compensation plan and that 80% of Mr. Barnett's annual incentive bonus would be achievable through the 2010 Sales Commission Plan. Please also disclose the factors that your board considered in agreeing to pay Mr. Barnett $125,000 in annual incentive bonuses. See Item 402(b)(1)(v) and (vi) of Regulation S-K.

35. Please disclose why Thomas D. Ebling's 2010 target bonus amount, as a percentage of base salary, is significantly higher than that of your other named executive officers. See Section II.B.1 of Release No. 33-8732A (August 29, 2006).

36. Please disclose the threshold amount for each performance metric.

37. Please disclose the extent to which Messrs. Dussault, Barnett and Whitcomb achieved each of his individual objectives and how such achievements, in the aggregate, resulted in your board's determination of that Messrs. Dussault, Barnett and Whitcomb achieved 98.3%, 85.0% and 92.0%, respectively, of his individual objectives for 2010. Please also disclose the factors considered by your compensation committee when performing its subjective evaluation of Mr. Ebling's performance during 2010. See Item 402(b)(2)(vii) of Regulation S-K.

2011 Incentive Compensation Plan, page 90

38. Please disclose the factors that your compensation committee and your board considered in increasing the maximum bonus payout from 20% in 2010 to 50% in 2011 and in increasing the target bonus, as a percentage of base salary, for each of Messrs. Barnett and Whitcomb. See Item 402(b)(ix) of Regulation S-K.

Long Term Equity Incentive Compensation, page 91

39. Please disclose which of the factors discussed in the third paragraph on page 91 your board considered in setting the size of the option grants to Messrs. Ebling, Dussault and Whitcomb in 2010 and to Messrs. Barnett and Whitcomb on February 21, 2011. Please include in such disclosure how each such factor contributed to the size of the grants. See Item 402(b)(1)(v) of Regulation S-K.

Summary Compensation, page 94

40. Please include in footnote (1) a cross-reference to note 9 to consolidated financial statements, which discloses the assumptions made in the valuation of the option awards. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Grants of Plan-Based Awards in 2010, page 95

41. Please disclose the threshold amount payable to each of your named executive officers under your non-equity incentive plan. See Item 402(d)(2)(iii) of Regulation S-K.

42. Please revise the target and maximum payouts under your non-equity incentive plan for Jeffrey G. Barnett to match the amounts disclosed in "—Compensation Discussion and Analysis—Incentive Compensation Plan—2010 Incentive Compensation Plan."

Outstanding Equity Awards at Fiscal Year-End, page 95

43. The years in the column "Vesting Commencement Date" do not match the disclosure on page 92. Please revise. Please also tell us how the option granted to Thomas D. Ebling on February 11, 2010, with an initial 25% vesting on December 31, 2010, is reflected in the table.

Change in Control and Severance Benefits, Employment Agreements, page 96

44. Please provide the disclosure required by Instruction to 4 to Item 402(j) of Regulation S-K with respect to Mr. Pearce.

Director Compensation, page 103

45. Please provide the disclosure in this section in the tabular format specified by Item 402(k) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 105

Stockholder Agreements, page 106

46. Please disclose the identity of your greater than 5% shareholders, directors and executive officers who are parties to each of the third amended and restated investor rights agreement and the third amended and restated voting and stock restriction agreement. See Item 404(a)(1) of Regulation S-K.

Principal Stockholders, page 109

47. Please disclose in footnote (2) the natural person(s) who have sole or shared voting or dispositive power for General Catalyst Partners.

Description of Capital Stock, page 111

General, page 111

48. We note the statement that the disclosure in this section is qualified by reference to your amended and restated certificate of incorporation and your amended and restated by-laws. Please remove such statement and disclose in this section all information required by Item 202 of Regulation S-K.

Common Stock, page 111

49. Counsel must opine on whether shares of your common stock are validly issued, fully paid and nonassessable. Please revise the third paragraph, third sentence to clarify that the statement in such sentence represents the opinion of your counsel.

Anti-Takeover Provisions, page 112

50. Please reconcile the disclosure in this subsection with respect to the anti-takeover provisions in your charter and by-laws with the disclosure in the risk factor on page 27.

Underwriting, page 122

51. We note the statement in the fourth paragraph that the table following such paragraph shows the public offering price and the proceeds before expenses to you. However, it does not appear that the table will present such information. Please revise.

Where You Can Find More Information, page 126

52. Please remove the language in the fourth sentence that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Securities Act Rule 411(a) permits this type of qualification only where contemplated by the form.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

53. We note your disclosure on page 36 that customers commit to a minimum level of gross revenue to be processed on your platform, from which a minimum monthly, quarterly or annual, non-refundable subscription fee is derived. Please tell us how the invoice schedule for these arrangements compares to the revenue recognition schedule. In this regard, please tell us whether you recognize revenue in excess of the amount you have the right to invoice. Please also tell us whether fees are refundable if you fail to perform your obligation to deliver the on-demand software. Additionally, for contracts with monthly or quarterly billings, please tell us if the amounts billed per month/quarter are the same (i.e. are billings ratable) or if the amounts billed vary during the contract period. Please revise your disclosure as appropriate.

54. In addition, please tell us how you determined that ratable recognition of the minimum fee was appropriate based on your pattern of performance.

55. From the disclosures on page F-12, we note that the service arrangements entered into prior to the customer's initial use of your on-demand e-commerce solutions are similar to the service arrangements entered subsequent to the customer's initial use. In this regard, both service arrangements are for integration, application configuration, and training. However, you disclose that the latter type of service arrangements are not necessary for the customer to access and use your on-demand e-commerce solutions, and as a result, concluded that such fees have stand-alone value. Please tell us more about how you concluded that the latter arrangements have stand-alone value. More specifically, please explain how third-party service providers, distributors or your customers can perform these services without your involvement after the customer launches its initial e-commerce site but not prior to launch.

56. You disclose that upon adoption of ASU 2009-13, your estimate of selling prices ("ESP") used to allocate revenue to multiple elements is based on "other vendors' products and pricing." Please describe your analysis in further detail, including a discussion of trends, inputs, techniques or assumptions that are incorporated into your analysis. In this regard, please describe how the following items impacted your analysis: your available data points considered (e.g., cost structure, profit margins, limited stand and/or variable stand alone sales data, contractual stated prices, published price list, etc.), adjustments made for market conditions, company-specific pricing strategies and practices/market share/position, stratification by customer type/deal size/volume/geography, weighting of information considered, and any other material factors. In addition, please tell us how you believe your disclosure complies with the requirements of ASC 605-25-50-2-e, as your current disclosures appear to be somewhat vague.

Net (Loss) Income Per Share Attributable to Common Stockholders, page F-13

57. Revise to disclose if you consider your redeemable convertible preferred stock to be a participating security and if the preferred shareholders have contractual obligations to share in the losses of the Company (ASC 260-10-45-67 and 68).

Note 5. Debt, page F-17

Equipment Notes Payable, page F-18

58. We note from the disclosure that there are financial covenants associated with the loan. Please tell us and revise your filing to explain whether you are in compliance with these covenants as of March 31, 2011.

59. We also note that you extinguished $4.8 million in demand notes payable to stockholders. Please tell us how you accounted for this extinguishment, including the accounting literature you considered. In this regard, it appears that the gain or loss, if any, may have been recorded to additional paid in capital based on your disclosures. If true, tell us if this was due to the extinguishment transaction being between related parties pursuant to ASC 470-50-40-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant

cc: Sheila Flaherty
Demandware, Inc.

Mark G. Borden
Wilmer Cutler Pickering Hale and Dorr LLP